U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  FORM 10-SB/A
                         POST EFFECTIVE AMENDMENT NO. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        MISSOURI RIVER AND GOLD GEM CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


        STATE  OF  MONTANA                               81-0444479
--------------------------------           -----------------------------------
(State  or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)


        2024  105TH  PL.  S.E
            EVERETT,  WA                                      98208
-----------------------------------------          --------------------------
(Address of principal executive offices)                    (Zip  Code)

                                 (425) 337-7778
              ---------------------------------------------------
              (Issuer's  telephone  number,  including area code)

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

Title  of  each  class  to  be  so  registered:   NONE

Name  of each exchange on which each class is to be registered:   NONE

Securities  registered  under  Section  12(g)  of  the  Act:

                                   COMMON  STOCK
                                 ------------------
                                 (Title  of  class)

                     MISSOURI RIVER AND GOLD GEM CORPORATION

                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                  JUNE 30, 2001












                                TABLE OF CONTENTS





Balance  Sheet,  June  30,  2001

Statement of  Operations for the Six Month Period Ended June 30, 2001

Statement of Changes in Stockholders' Equity for the Six Month Period Ended June 30, 2001

Statement of Cash Flows for the Six Month Period Ended June 30, 2001

Notes  to  Financial Statements

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
BALANCE  SHEET
June  30,  2001
(Unaudited)
-----------


                                     ASSETS


CURRENT  ASSETS:
  Cash                                                       $          77,016
  Accrued interest receivable                                               12
                                                             ------------------

                           TOTAL ASSETS                      $          77,028
                                                             ==================

                               STOCKHOLDERS' EQUITY


STOCKHOLDERS'  EQUITY:
  Common  stock;  $.001  par  value;  50,000,000  shares
    authorized; 4,938,115 shares issued and outstanding                  4,938
  Note receivable for stock purchase (Note 4)                           (5,000)
  Additional paid-in capital                                           638,433
  Accumulated deficit                                                 (561,343)
                                                             ------------------

                Total stockholders' equity                              77,028
                                                             ------------------


             TOTAL STOCKHOLDERS' EQUITY                      $          77,028
                                                             ==================

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENT  OF  OPERATIONS
For  the  six  months  ended  June  30,  2001
(Unaudited)
-----------





Operating  expenses:

  General and administrative expenses                        $          14,657
                                                             ------------------


OTHER  EXPENSES  (INCOME)
  Interest expense                                                         199
  Interest income                                                         (256)
                                                             ------------------

NET LOSS                                                     $         (14,600)
                                                             ==================


NET LOSS PER SHARE-BASIC                                     $            (NIL)
                                                             ==================


WEIGHTED  AVERAGE  COMMON
       SHARES OUTSTANDING-BASIC                                      3,322,645
                                                             ==================

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
For  the  six  month  period  ended  June  30,  2001
(Unaudited)
-----------

                                                       Note
                   Common Stock            Additional  Receivable  Accum-
                   ----------------------  Paid-in     For Stock    ulated
                   Shares      Amount      Capital     Purchase    Deficit     Total
                   ----------  ----------  ----------  ----------  ----------  ----------
BALANCE, December
  31, 2000          2,938,115  $    2,938  $  540,433              $ (546,743) $  (3,372)

2,000,000 common
  shares issued
  at $.05 per
  share for:
  Cash              1,900,000       1,900      93,100                     -       95,000
  Note receivable     100,000         100       4,900  $   (5,000)        -          -

Net  Loss                 -           -           -           -       (14,600)   (14,600)
                   ----------  ----------  ----------  ----------  ----------  ----------

BALANCE,
  June 30, 2001     4,938,115  $    4,938  $  638,433  $   (5,000) $ (561,343) $  77,028
                  ===========  ==========  ==========  ==========  ==========  ==========


MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
STATEMENT  OF  CASH  FLOWS
For  the  six  months  ended  June  30,  2001
(Unaudited)
-----------



Cash  flows  from  operating  activities:
    Net loss                                                 $         (14,600)
    Adjustments to reconcile net loss to net cash used by operating activities:

    Change in:
      Interest  receivable                                                 (12)
                                                             ------------------

    Net  cash  used  by operating activities                           (14,612)
                                                             ------------------


Cash  flows  from  financing  activities:

    Payment  on advances payable to officer                             (3,072)
    Payment  on  note  payable  to  officer                             (5,200)
    Payment  of  accrued  interest payable                                (285)
    Issuance  of  common  stock  for  cash                              95,000
                                                             ------------------

    Net  cash  provided  from  financing  activities                    86,443
                                                             ------------------

Net  change  in  cash                                                   71,831

Cash,  beginning  of  period                                             5,185
                                                             ------------------

Cash,  end  of  period                                       $          77,016
                                                             ==================

Supplemental  disclosure  of  cash  flow  information:
    Cash  paid  for  interest  during  the  period                    $     484
                                                                            ===

Supplemental  schedule  on  non-cash  financing  activities:
    Issuance  of common stock for note recievable                    $     5,000
                                                                           =====

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
NOTES  TO  FINANCIAL  STATEMENTS
(Unaudited)

NOTE  1  -  ORGANIZATION  AND  DISCRIPTION  OF  BUSINESS

Missouri River and Gold Gem Corporation (the "Company") is a Montana corporation originally incorporated as McGinnis-Powell and Sons, Inc. in 1983, and renamed "Missouri River Gold and Gem Corporation" in 1984. The Company was formed to explore for and mine gold and gem stones on a lease property in the State of Montana. The Company was unsuccessful in its exploration and mining activities and abandoned its leasehold mining interest. Since 1990 the Company has substantively been inactive.

During 1999, the Company reinstated its corporate charter in the State of Montana, changed its name to Missouri River and gold Gem Corporation, and began efforts to favorably position itself to seek alternative business opportunities.

The Company has incurred operating losses since its inception. The Company has no recurring source of revenue, but has net cash assets of $77,016 following the sale of its common stock through a private placement offering. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not contain any adjustments, which might be necessary if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Use  of  Estimates
------------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income  Taxes
-------------

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Loss  per  Share
----------------

Basic loss per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Net loss per share amounts are based on the weighted average number of common stock shares outstanding during each period.

MISSOURI  RIVER  AND  GOLD  GEM  CORPORATION
NOTES  TO  FINANCIAL  STATEMENTS
(Unaudited)

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

New  Accounting  Pronouncements
-------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 138, an amendment to SFAS 133. The Statement delays the effective date for implementation of SFAS 133 to fiscal years beginning after June 15, 2000. The Company held no derivatives in the first six months of 2001.

Fair  Value  of  Financial  Instruments
---------------------------------------

The carrying amounts of financial instruments including cash and accrued interest receivable approximated fair value as of June 30, 2001.

NOTE  3  -  STOCKHOLDERS'  DEFICIT

In 1985, the Company financed its operations through sales of shares of its common stock pursuant to an offering exempt from securities registration. Subsequent to the offering, the Company's stock was listed by the Over The Counter Pink Sheets Quotation Media. For the past several years minimal trading activity has taken place in the Company's stock. Since the Company's operations have historically resulted in operating losses, all proceeds generated from 1985 common stock sales have been absorbed into the Company's accumulated deficit as of December 31, 2000. In May of 2001, the Company offered 2,000,000 shares of its common stock, in a private placement, to certain accredited investors in the State of Washington. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the issue of 2,000,000 shares of the Company's stock for $.05 per share or $100,000. Proceeds from the sale will finance the Company's operations.

NOTE  4  -NOTE  RECEIVABLE  FOR  STOCK  PURCHASE

The $5,000 note receivable at June 30, 2001 was received in lieu of cash for the purchase of 100,000 shares of the Company's common stock. The note is due upon demand with monthly interest accruing at 6%.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated  this  4th day  of  January,  2002.



                                   MISSOURI  RIVER  AND  GOLD  GEM  CORP.



                                      /S/ Martyn A. Powell
                                   By----------------------------------
                                      MARTYN  A  POWELL,  PRESIDENT